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[redacted]

13013998

SEC Mail Processing Section

FEB 28 2013

Washington DC 402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teachers Personal Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Andrew Carnegie Boulevard
(No. and Street)

Charlotte	North Carolina	28262
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Bair, JR. 704 988-5536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP.
(Name – *if individual, state last, first, middle name*)

214 North Tryon Street Suite 3600,	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, William C. Bair, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teachers Personal Investors Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mecklenburg County, North Carolina
Signed and sworn to before me this day by
William C. Bair, Jr.

Signature

Chief Financial Officer
Title

Date: February 20, 2013

Notary Public (Gloria Ramjohn)

GLORIA RAMJOHN NOTARY PUBLIC CABARRUS COUNTY, N.C. MY COMMISSION EXPIRES 4/24/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Teachers Personal Investors Services, Inc.

(A wholly-owned subsidiary of TIAA-CREF Asset Management, Inc.)

Statement of Financial Condition
December 31, 2012

pwc

Teachers Personal Investors Services, Inc.

(A wholly-owned subsidiary of TIAA-CREF Asset Management, Inc.)

Statement of Financial Condition
December 31, 2012

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Asset Management, Inc.)
Index
December 31, 2012

Independent Auditor's Report

To the Board of Directors of
Teachers Personal Investors Services, Inc.

We have audited the accompanying statement of financial condition of Teachers Personal Investors Services, Inc. as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Teachers Personal Investors Services, Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 25, 2013

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 3600, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Asset Management, Inc.)
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	11,186,687
Due from affiliated entities		7,516,237
Total assets	$	18,702,924
Liabilities and stockholder's equity		
Liabilities		
Due to affiliated entities	$	6,608,865
Accounts payable and other liabilities		7,369
Total liabilities		6,616,234
Stockholder's equity		
Capital stock, no par value, 100 shares authorized; 1 share issued and outstanding, stated value $1		1
Paid-in capital in excess of stated value		129,818,170
Accumulated deficit		(117,731,481)
Total stockholder's equity		12,086,690
Total liabilities and stockholder's equity	$	18,702,924

The accompanying notes are an integral part of this statement of financial condition.

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Asset Management, Inc.)
Notes to Statement of Financial Condition
December 31, 2012

1. Organization

Teachers Personal Investors Services, Inc. ("TPIS") was incorporated on October 19, 1993 under the General Corporation Law of the State of Delaware and is a wholly-owned subsidiary of TIAA-CREF Asset Management, Inc. ("TCAM"), which itself is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. TPIS is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and claims exemption from 15c3-3 under paragraph k(1).

2. Significant Accounting Policies

Basis of Presentation
The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2013, the date this financial statement was issued.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. Investments

As of December 31, 2012, TPIS held no investment securities.

4. Income Taxes

Effective January 1, 1998, TPIS joined with TIAA and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. TPIS participates in a tax sharing agreement with TIAA. The agreement provides that current federal income tax expense (benefit) is computed on a separate return basis and that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense.

Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized.

The Company has been included as part of a unitary filing group comprising the non-life insurance company subsidiaries of TIAA in those states where the activities of other non-life subsidiaries require such filings. The Company files state tax returns on a separate return basis in other states as required. The state tax returns that are filed on a separate return basis have accumulated net operating losses (NOLs) of approximately $7 million. The NOLs are fully reserved due to the less

than 50 percent probability of being utilized. State business tax payments that are paid or assessed on a basis other than taxable income are reported as expenses on an accrual basis.

At December 31, 2012, Due from affiliated entities includes $18,943 related to federal taxes due from TIAA on current and deferred tax items and Due from affiliated entities includes $16,889 of state tax estimated payments related to returns filed on a separate return basis.

In accordance with generally accepted accounting principles, whenever the Company adopts a position on a tax issue, the Company determines whether it is more-likely-than-not that the tax position taken will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold would be charged to earnings in the period that such determination is made. The Company has no unrecognized tax benefits at December 31, 2012.

TPIS is subject to yearly IRS examination due to its inclusion in the consolidated federal income tax return of TIAA. Currently, the IRS has opened its examination of tax years 2007 through 2009 and management does not expect any material adverse adjustments.

5. Minimum Net Capital Requirements

As a registered broker-dealer, TPIS is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, TPIS is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. At December 31, 2012, TPIS had net capital of $7,642,913 which exceeded required net capital by $7,201,831, and a ratio of aggregate indebtedness to net capital of 0.87 to 1.

6. Fair Value of Financial Instruments

Investments owned are shown at fair value when held, in accordance with the hierarchy of inputs outlined in Accounting Standards Codification ("ASC") No. 820, Fair Value Measurements and Disclosures. ASC No. 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including Services' own assumptions in determining fair value) for the asset or liability.

Substantially all of TPIS's assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value as defined within the standard.

7. Related Party Transactions

TPIS provides services related to the distribution of variable annuity products, variable life products, mutual funds, tuition savings plans and other selected investment products offered by affiliated organizations. The business of TPIS is limited to the distribution and underwriting of investment products offered by affiliates. Since 2004 TPIS, in its role as principal underwriter, has had selling agreements for many of these products with TIAA-CREF Individual & Institutional Services, LLC ("Services") an affiliated broker-dealer, authorizing Services to distribute the products on a retail basis. In accordance with the selling agreements, TPIS is not obligated to pay Services for any amount due until it is received from other organizations.

At December 31, 2012 TPIS had receivables of $7,516,237 due from affiliated organizations for product distribution activities and had payables of $6,608,865 due to other affiliates for distribution, administrative, and wholesaling activities.